Burnout Paradise Limited Liability Company
Financial Statements
December 31, 2025
With Independent Accountant's Review Report



Burnout Paradise Limited Liability Company
Table of Contents
December 31, 2025


ADVISORY TAX AUDIT

Independent Accountant's Review Report

To the Members of
Burnout Paradise Limited Liability Company:

We have reviewed the accompanying financial statements of Burnout Paradise Limited Liability Company (the "Company"), which comprise the balance sheet as of December 31, 2025 and the related statements of operations, changes in members' equity, and statement of cash flows for period from August 28, 2025 - date of inception through December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Other Matter

The accompanying schedule of prepaid preliminary production costs for the period from August 28, 2025 - date of inception through December 31, 2025 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

January 22, 2026

Burnout Paradise Limited Liability Company
Balance Sheet
December 31, 2025 (Unaudited)

Assets

Cash and cash equivalents	$	425,463
Prepaid preliminary production costs		74,537
Total assets	$	500,000

Liabilities and Members' Equity

Members' equity	$	500,000
Total liabilities and members' equity	$	500,000

See Independent Accountant's Review Report.
The Notes to Financial Statements are an integral part of this statement.

Burnout Paradise Limited Liability Company
Statement of Operations
For the Period From August 28, 2025 - Date of Inception Through December 31, 2025
(Unaudited)

Revenue		
Interest income	$	1,261
Expense		
General and administrative		1,261
Net income	$	-

See Independent Accountant's Review Report.
The Notes to Financial Statements are an integral part of this statement.

Burnout Paradise Limited Liability Company
Statement of Changes in Members' Equity
For the Period From August 28, 2025 - Date of Inception Through December 31, 2025
(Unaudited)

Investing members' capital contributions	$	500,000
Net income for the period from August 28, 2025 - date of inception through December 31, 2025		-
Members' equity, December 31, 2025	$	500,000

Burnout Paradise Limited Liability Company
Statement of Cash Flows
For the Period From August 28, 2025 - Date of Inception Through December 31, 2025

 (Unaudited)

Operating activities		
Net income	$	-
Investing activity		
Prepaid preliminary production costs		(74,537)
Net cash used in investing activity		(74,537)
Financing activity		
Investing members' capital contributions		500,000
Net cash provided by financing activity		500,000
Net change in cash and cash equivalents		425,463
Cash and cash equivalents		
Beginning of period		-
End of period	$	425,463

See Independent Accountant's Review Report.
The Notes to Financial Statements are an integral part of this statement.

Burnout Paradise Limited Liability Company
Notes to Financial Statements
December 31, 2025

1. Organization and Summary of Significant Accounting Policies

a. Form of Organization

Burnout Paradise Limited Liability Company (the "Company") was formed on August 28, 2025 as a New York State limited liability company. The Company was formed to present the theatrical production of *Burnout Paradise* (the "Production"). The Production will have its first preview on February 18, 2026 at the Astor Place and will open on March 5, 2026.

b. Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

c. Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents include time deposits and all liquid debt instruments with original maturities of three months or less.

The Company maintains cash balances at U.S. banks, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 for each institution. The Company's cash balances at times exceeded federally insured limits. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

d. Production Costs

Production costs are capitalized at cost and amortized over the estimated life of the theatrical production using the income forecast method.

e. Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

f. Advertising Costs

Advertising costs are charged to production costs when the advertising first takes place. Advertising costs for the period from August 28, 2025 - date of inception through December 31, 2025 were $70,865 and are included in prepaid preliminary production costs.

g. Income Taxes

For federal, state and local income tax purposes, the Company elected to be treated as a partnership, and any income or loss is therefore reported by the respective members. Accordingly, no federal, state or local income tax provision has been included in the financial statements. The Company is obligated to pay unincorporated business taxes on the net taxable income, if any.

The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The Company does not recognize any tax related interest and/or penalties in the accompanying financial statements but would record any such interest and/or penalties as a component of other expense.

See Independent Accountant's Review Report.

Burnout Paradise Limited Liability Company
Notes to Financial Statements
December 31, 2025

h. Subsequent Events

The Company has evaluated subsequent events through January 22, 2026, the date the financial statements were available to be issued. Management has determined that there are no subsequent events that require adjustment to or disclosure in these financial statements.

2. Production Costs

Production costs consist of all expenses incurred in mounting the Production. Production costs totaled $74,537 and have been capitalized as of December 31, 2025 as the Production will have its first preview on February 18, 2026.

Supplementary Information

Burnout Paradise Limited Liability Company
Schedule of Prepaid Preliminary Production Costs
For the Period From August 28, 2025 - Date of Inception Through December 31, 2025

Fees		
Lighting designer	$	2,500
Advertising and publicity		
Media		70,865
General and administrative		
Insurance		1,172
Total prepaid preliminary production costs	$	74,537